March 15, 2011

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, DC  20549

Re: HMG/Courtland Properties, Inc.
       Form 10-K for Fiscal Year Ended
       December 31, 2009
       Filed March 31, 2010
Dear Mr. Woody:

This letter responds to the comment in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated February 17, 2011.  The comment in your letter related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as identified in the caption above.  For ease of review, your comment has been repeated below appearing in italics.

Form 10-K for the year ended December 31, 2009
Item 7 Financial Statements and Supplementary Data
Notes to Consolidated Financial Statement
1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 34
1.
We have considered your response to our prior comment one.  Please provide us with more detail regarding your valuation of Monty’s.  In your response include the significant assumptions used by management in the valuation and an explanation as to how management concluded that these assumptions were reasonable.  Given that your market capitalization remains significantly below your book value, we are unclear how you have arrived at your conclusions.

HMG/Courtland Properties, Inc. Responses

Goodwill and Other Intangible Assets, page 34
The assumptions used in our income approach include estimates for future revenue growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures and the weighted average cost of capital (discount rate).  Anticipated cash flows for each operating component of Monty’s are developed in conjunction with our annual budgeting process.  We believe the most significant of these assumptions are the estimates of future revenue growth rate, terminal value growth rates and the weighted average cost of capital (or discount rate).

Our initial year of cash flow projections was based on projected 2010 results utilizing actual results as available at the time. Subsequent future revenue growth was estimated at 3% for all three operating components. We considered this to be a conservative rate of growth given the particularly steep decline in recent years which are considerably low when compared over the long term horizon. And this rate is within an acceptable range of widely used growth rates.

Mr. Kevin Woody
March 15, 2011

To arrive at the appropriate rate to discount future cash flow streams we used the build-up approach. The premise behind the build-up approach is that the discount rate is comprised of a number of identifiable risk factors that when added together, result in a total return that a prudent investor would demand. We utilized key variables as published by Ibbotson Associates Stocks, Bonds, Bills and Inflation 2009 Yearbook (“Ibbotson’s”). We began with the riskless rate of 4.6% representing the 20 year U.S. Treasury Coupon Bond Yield. We then added an equity risk premium represented by the long-horizon expected equity risk premium of 6.5%, plus a entity size premium of 2.5% plus an industry premium ranging from .57% for the marina to 1.57% for the restaurant and lastly, plus a company specific premium of .80% for the real rental operations only.  The built-up discount rates for each of the three components ranged from 14.5% for the marina to 15.15% for the restaurant.  We then computed our cost of debt net of income taxes of 4.92%.  We used a debt to capital ratio of 50%/50% in arriving at blended discount rates of 9.94% for the real estate rental operations, 9.71% for the marina and 10.04% for the restaurant.  Discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant.

A terminal value is included at the end of the projection period used in our discounted cash flow analyses to reflect the remaining value that each reporting unit is expected to generate.  The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity.  The terminal value capitalization rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. We estimated a terminal value capitalization rate of 6.94% for the real estate rental operations, 6.71% for the marina and 7.04% for the restaurant.  This was computed by subtracting our long term growth rate of 3.0% from the blended discount rates above.

With regards to your comment about the Company’s market capitalization remaining significantly below our book value please note that our conclusions regarding the goodwill of Monty’s is independent of the market or book value of the Company.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Woody
March 15, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Larry Rothstein
Principal Financial Officer